April 4, 2008

Lauren Nguyen/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: El Maniel International, Inc.
                       Registration Statement on Form SB-2
                       Filed February 1, 2008
                       File No. 333-148988

Dear Ms. Nguyen:

We represent El Maniel International, Inc. (the “Company” or “El Maniel”). We are in receipt of your letter dated February 27, 2008 regarding the above referenced filing and the following are our responses:

Prospectus

General

1.     Please file your next amendment on the appropriate form available to you without an “SB” designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both of which are available on our website at hhtp://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Answer:     The registration statement has been filed as an amendment to remove the SB designation and replace with the S-1.

Cover

2.     Please revise your disclosure to indicate, if true, that you are making this offering on a “best efforts” basis.

Answer:     This section has been revised to indicate that the offering is being made on a best efforts basis.

About Our Company, page 1

3.     Please expand your description on how your business will generate revenue. In your revised registration statement, please aim to disclose how and when you expect to sell your cigar products. Where do you expect to sell your products? You have noted throughout the prospectus that you plan on using the PLC brand for your cigars. Are these the only cigars you plan on manufacturing and selling?  This snapshot will help investors evaluate the disclosure as they read the filing.

Answer:     This section has been revised to disclose the company has begun generating revenues and where it intends to sell the products.  It has also been revised to disclose that the Company will sell PLC cigars as well as its own brands.

4.    The independent auditor’s report expresses substantial doubt about the company’s ability to continue as a going concern.  Please provide this information in the forefront of “About Our Company” section.  Also add that you currently have $55  in cash as of Sept. 30, 2007 and the amount you currently have.

Answer:     This section has been added to the forefront of this section and the amount of current cash has been disclosed.

5.    We note that you say in the second paragraph that you plan to “manufacture” premium cigars.  In the Business section, you state you plan to “purchase” cigars. Which statement is true? If you plan to make some and purchase others, please revise the disclosure.

Answer:     This section has been revised to clarify that the Company will not manufacture cigars but instead will purchase them in the Dominican Republic.

Risk Factors, page 2

6.     Please create a risk factor to disclose the fact that the premium cigar industry is a highly competitive industry where you have several large competitors competing for the same market. Where possible, please expand the disclosure to quantify the number of competitors in your industry so that the investor may have an under- standing of the market.  We note your disclosure on page 11 that there are several large competitors.

Answer:  A risk factor has been added to disclose the fact that the premium cigar industry is a highly competitive industry and to quantify the number of competitors.

7.     Please add risk factors about your serious undercapitalization, the health hazards of tobacco and its decline in popularity, the taxes on tobacco products and the disincentive that creates and the limits on advertising or tell us why you believe they are not necessary.

Answer:     A risk factor has been added about the undercapitalization, the health hazards of tobacco and its decline in popularity, the taxes on tobacco products and the disincentive that creates and the limits on advertising.

The Offering Price Was Arbitrarily Determined…..page 3

8.            Please revise to explain why you priced the shares at $.10 per share, which is the price the selling shareholders purchased them at. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. That raises questions about whether it is a bona fide price. Alternately, increase the fixed price and pay the additional filing fee.

Answer:     This section has been revised to clarify that the shares are priced at $.10 per share based upon the price the shares were sold in the Company’s private placement memorandum.

Establishing a New Brand Requires a Significant Amount of Capital….page 3

9.            We note your disclosure here that you will be expending a significant percentage of the proceeds of this offering for advertising and promotional activities. Since all the proceeds from the sale of the common stock will go directly to the selling shareholders and will not be available to you for your capital requirements, this statement makes no sense. Please revise.

Answer:     This disclosure has been revised to remove this sentence.

10.           Also revise the risk factor to quantify the “significant amount of capital” it takes to establish a new brand of premium cigars and explain how you will obtain that money.

Answer:     This section has been revised to remove this statement since the Company can not quantify the  amount of capital needed to establish the new brand of premium cigars

11.           You mention the need for a “well-orchestrated advertising and public relations” effort. Please revise to disclose who will be undertaking this for you and how much it costs.

Answer:     This section has been revised to remove the reference to well-orchestrated advertising and public relations.

The Company is Subject to the Risks Associated with Foreign Operations and International Trade….page 4

12.   Revise the risk factor to disclose that your (two) officers are domiciled in the Dominican Republic, where service of process of any claim or litigation may be difficult.

Answer:     This risk factor has been revised since although Rafael Tejeda is domiciled in the Dominican Republic, Barbara Tejada is domiciled in Raleigh, North Carolina and therefore service of process will not be difficult on the Company.

13.   You disclose that the sources of all your tobacco are located in the Dominican Republic but we are unable to locate a contract for purchasing this tobacco as an exhibit. Please either revise the disclosure or file the appropriate exhibit.

Answer:     This disclosure has been revised to clarify that there is no contract for purchasing the tobacco.

Use of Proceeds, page 4

14.           Please revise the second sentence in the paragraph to say “sale” rather than“resale” and revise throughout the document accordingly.

Answer:    This disclosure has been revised accordingly in this section and throughout the document.

Plan of Distribution, page 7

15.           Please revise to clarify that each of the selling shareholders may be deemed an underwriter.

Answer:    This section has been revised to disclose that each selling shareholder may be deemed an underwriter.

Directors, Executive Officers, page 7

16.           If any of the directors and officers are related, please disclose the relationship.

Answer:     This section has been revised to disclose that Barbara Tejeda is the sister in law on Rafael Tejeda.

17.    Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Additionally, disclose whether these individuals currently hold titles at other companies. Please note that we may have additional comments after reviewing your responses.

Answer:     This section has been revised to provide the requested information.

18.           Revise to delete the words “successful” and “excellent” in the descriptions of your officers.

Answer:     These words have been deleted from the descriptions of the officers.

Security Ownership of Certain Beneficial Owners and Management, page 8

19.          You state that the table in this section provides the addresses of the securityowners.  However, we do not see such information.  Please revise to provide such disclosure.

Answer:     This section has been revised to provide the addresses of the security holders.

Description of Securities, page 9

20.           Please revise to remove the statement in the third paragraph that all of your common stock is fully paid and non-assessable, as this is a legal conclusion. Alternatively, identify counsel giving this opinion and file a consent of counsel.

Answer:     This statement has been deleted.

21.           Delete the reference to “private placement” in this section as this reference is clearly incorrect.

Answer:     This reference has been deleted.

Description of Business, page 10

22.   Completely revise this section to provide more detail and clarity in regards to all material aspects of your business. You have stated your goals for the company but have not provided information regarding any developments, including capital formation activities. In addition, describe the steps you have taken to date to implement your plans and their timeline, and how you intend to fund them. The comments below are intended to give some specific guidance that you should use as you begin the task of turning this filing into one which contains the information material to an investment decision about your securities but the rewriting effort will need to be greater than simply addressing individual comments. You need to describe your company accurately as it is at the time of effectiveness. Any future plans and aspirations will need to be accompanied by clear discussion of the difficulties, financial and otherwise, that will need to be dealt with before those plans become actualities.

Answer:    This section has been completely revised to provide more detail and clarity with regard to the material aspects of the Company’s business.

23.   Please provide a basis for your belief that the cigar industry is growing and will be expanding for at least the next few years. Your disclosure should aim to substantiate your claims and not solely describe your aspirations.

Answer:    This section has been revised to delete this claim that the cigar industry will expand for the next five years and to provide a basis for the belief that the cigar industry is growing.

24.   In the last sentence of the third paragraph of this section, revise to explain you claim that you can “unite the quality of Dominican tobacco with the Cuban tradition and experiences in the manufacturing process.”

Answer:     This sentence has been deleted.

Products, page 10

25.   We note that you define premium cigars on page 1 as cigars that sell at price above $1 a cigar. On page 10, the definition has become cigars that sell at prices above $5 a cigar. Please revise for consistency.

Answer:     This disclosure on page 1 has been revised to be consistent with the disclosure on page 10 at $5.00 per cigar.

26.   The last sentence of this section mentions your “partners.”  Please file the partnership agreements and discuss those arrangements more completely or revise the disclosure.

Answer:    This disclosure has been deleted since the Company does not have any partners.

27.   You say that you have selected ABAM as your sole provider.  Please file the agreement with ABAM with the next amendment.

Answer:     This agreement has been filed as an exhibit to this amendment.

Marketing, page 11

28.   We note your disclosure that you will market your products using your website. When available, please include the website address.  Refer to Item 101(c) of Regulation S-B.

Answer:    This section has been revised to disclose that the Company’s website is www.elmanielonline.com and that it is still under construction.

29.           Clarify in this section that you are a development stage company and have not started any marketing campaigns.

Answer:    This section has been revised to clarify that the Company is a development stage company and has not started any marketing campaigns.

Management Discussion and Analysis, page 11

Plan of Operation, page 11

30.          Please provide us with backup supporting the following assertions on page 11:

•	“Within 90-120 days of the initiation of our marketing campaign, we believe that we will begin to generate business and an interest in our premium hand-rolled cigars.”

•	“(W)e should be generating revenues from our cigar sales within 180 days of the date of this registration statement.”

Answer:     This section has been revised to support the first statements since the Company has already had an initial sale and is working to expand into the US.  Based upon same, the Company is developing a marketing initiative based on its initial sale.  The second statement has been deleted since the Company has already begun generating revenue.

31.   We note your disclosure that you anticipate expenses of approximately $75,000 for the next twelve months. Please provide additional disclosure with regard to our plan of operations, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Answer:     This section has been revised to provide the additional disclosure regarding the plan of operations

32.   We note your disclosure that if you cannot market effectively your premium cigars, you may have to suspend or cease operations.  Revise to disclose the fact that investors will not receive any return on their investments if you cease operations.

Answer:    This section has been revised accordingly.

Description of Property, page 12

33.    Please clarify whether you rent, lease or own the property at your business office. Refer to Item 102 of Regulation S-B.

Answer:     This section has been revised to clarify that the Company uses the property of the CEO for no charge and same has been disclosed in the certain relationships and related transactions.

Certain Relationships and Related Transactions, page 12

34.   We note your disclosure in Note 3 to the Consolidated Financial Statements that the company received a loan of $1,603 from a principal stockholder. Disclose that fact here and provide additional information regarding the loan.

Answer:    This section has been revised to disclosed the loan and to provide information regarding same.

Executive Compensation, page 13

35.   It appears from the summary compensation table that you have not provided any compensation to your officers.  Please revise to include a narrative statement that you do not have any plans to pay your officers any compensation and that the company’s financial situation would look even worse if you were making such payments.

Answer:    This section has been revised to include this statement.

Compensation of Director, page 14

36.   We note your disclosure that you have not compensated any director for their services but they are entitled to such fees. Disclose whether you have any plans to pay your directors any compensation.  Also, clarify what “other compensation” means in your revised disclosure.

Answer:     This section has been revised to clarify that at this time, the Company does not intend to pay their directors and to remove the reference to other compensation.

Notes to Consolidated Financial Statements, page F-8

Note 2 to Consolidated Financial Statements, page F-9

37.   We note that the issuance of 5,000,000 shares to your founders for services rendered was completed after incorporation.  Please reflect this in the Executive Compensation Summary Compensation Table as the shares were received for services.

Answer:    The Executive Compensation Table has been revised to reflect the issuance of these shares.

Note 5 to Consolidated Financial Statements, page F-10

38.   We note your disclosure here that in October and November 2007 the Company issued 1,765,000 shares of common stock. However, on page 5 you stated that the 1,865,000 offered shares of common stock were completed in November 2007. Please explain the inconsistency.

Answer:     Please note that in September 2007 the Company received a subscription receivable for the additional 100,000 shares which was paid prior to December 31, 2007. Therefore the total offering was for 1,865,000 shares comprised of the 1,765,000 shares sold in October and November and the subscription receivable. The Notes to the December 31,2007 financial statements reflect the payment of this subscription receivable

39.   Expand to provide additional information regarding the material terms of the consulting agreement as the $5,000 monthly fee is sizeable given the fact that you have not generated any revenues.  If applicable, file the agreement as an exhibit.

Answer:     This agreement has been filed as an exhibit.  Note 5 previously set forth the material terms of the consulting agreement.

Part II

Recent Sales of Unregistered Securities, page II-2

40.   We note the disclosure in Note 5 to the Consolidated Financial Statements that in October and November 2007 you issued 1,765,000 shares of common stock. However, on page II-2 you have only listed the November 2007 private placement of 1,865,000 shares of common stock.  Please explain the inconsistency or revise to include the October 2007 transaction.

Answer:     As set forth in response to Question 38, above this has not been revised since the total offering was for 1,865,000 including the September 30, 2007 subscription receivable which was paid in December 2007.

Undertakings, page II-4

41.   Please revise the undertakings to match the language as set forth in Items 512(a) and 512(f) of Regulation S-B. Please also delete any repetitive language.

Answer:   The undertakings have been revised accordingly.

42.           Explain to us the basis of your use of Rule 430A. 430B and 430C.

Answer:   This disclosure has been removed in accordance with the revisions based on Question 41 above.

Signatures, page II-6

43.           Please have your principal accounting officer sign the registration statement.

Answer:    The Company’s principal accounting officer has signed the registration statement.

Other

44.   The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

Answer:    An updated auditor consent has been filed with this amendment.

45.   In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Answer:     Updated financial statements though December 31, 2007 have been provided and the Company will continue to update in accordance with Item 310(G) of Regulation S-B.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
        GREGG E. JACLIN